SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: February 2005                 Commission File Number:   1-9059

                            BARRICK GOLD CORPORATION
                              (Name of Registrant)

                          BCE Place, Canada Trust Tower
                                   Suite 3700
                          161 Bay Street, P.O. Box 212
                                Toronto, Ontario
                                 Canada M5J 2S1
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F                         Form 40-F X
                         ---                               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes                               No X
                         ---                              ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                           INCORPORATION BY REFERENCE


The Registrant's Management's Discussion and Analysis of Financial Results for the year-ended December 31, 2004 and the Comparative Unaudited Financial Statements and the notes thereto prepared in accordance with U.S. generally accepted accounting principles for that same period (contained on pages 7 to 73 of Exhibit 1 of this Form 6-K Commission File No. 1-9059 furnished to the Commission on February 23 2005), are incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BARRICK GOLD CORPORATION




Dated:  February 23, 2005                  By:  /s/Sybil E. Veenman
                                                -------------------------
                                                Name: Sybil E. Veenman
                                                Title: Vice President, Assistant
                                                General Counsel and
                                                Secretary

                                     EXHIBIT

        Exhibit        Description of Exhibit
        -------        ----------------------

           1 Barrick Gold Corporation's Year-End Report for 2004, including the Comparative Unaudited Financial Statements prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and the notes thereto for the year-ended December 31, 2004 and Management's Discussion and Analysis for that same period